February 26, 2026

Wesley J. Bolsen
Chief Executive Officer
CitroTech Inc.
6400 S. Fiddlers Green Cir., Suite 300
Greenwood Village, CO 80111

        Re: CitroTech Inc.
            Registration Statement on Form S-1
            Filed February 17, 2026
            File No. 333-293534
Dear Wesley J. Bolsen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Anthony F. Newton, Esq.